Exhibit 99.1

A.P. Pharma Logo

News Release

    A.P. PHARMA REPORTS 2005 FULL YEAR AND FOURTH QUARTER RESULTS

      APF530 Phase 3 Clinical Trial Planning at Advanced Stage,
           Patient Enrollment Expected to Begin in April

REDWOOD CITY, Calif. (March 15, 2006) - A.P. Pharma, Inc. (NASDAQ NM:
APPA), a specialty pharmaceutical company, today reported financial results for the year and three months ended December 31, 2005.

Recent and Financial Highlights
-------------------------------
*	APF530 for the prevention of acute and delayed chemotherapy-
induced nausea and vomiting (CINV) in patients undergoing
moderately and highly emetogenic chemotherapy:
o	Held end of Phase 2 meeting with U.S. Food and Drug
Administration (FDA).
o	Submitted Phase 3 pivotal trial protocol to the FDA.
o	Making preparations to initiate Phase 3 clinical trial in April.
*	Cash, cash equivalents and marketable securities:
o	Totaled $5.8 million as of December 31, 2005.
o	Received $25 million in January 2006 from the sale of the
Company's interest in royalties from Retin-A Micro(R) and
Carac(R).
*	Nasdaq National Market System:
o	Maintained compliance with listing requirements.

Financial Results
-----------------
Royalties in 2005 were $5,247,000, an increase of $275,000 or 6% compared with $4,972,000 in 2004. Contract revenues in 2005 were $144,000, a decrease of $288,000 or 67% from $432,000 in 2004 as the
Company's resources were focused on APF530. Total revenues in 2005 were $5,391,000, a decrease of $13,000 or less than 1% compared with $5,404,000 in 2004.

Royalties in the fourth quarter of 2005 were $1,444,000, a decrease of $13,000 or 1% compared with $1,457,000 in the fourth quarter of 2004. There were no contract revenues in the fourth quarter of 2005, compared with $25,000 in the fourth quarter of 2004 reflecting the company's focus on APF530. Total revenues in the fourth quarter of 2005 were $1,444,000, a decrease of $38,000 or 3% compared with $1,482,000 in the fourth quarter for 2004, due mainly to a decrease in contract revenues.

Research and development expense in 2005 was $10,299,000, a decrease of $1,196,000 or 10% from $11,495,000 in 2004, due mainly to the higher clinical trial expenses and cost of toxicology studies incurred in 2004, compared with 2005. Research and development expense in the fourth quarter of 2005 was $3,094,000, an increase of $39,000 or 1% compared with $3,055,000 in the fourth quarter of the prior year. The increase is primarily attributable to the cost of the Phase 2 clinical study for APF530 and preparations for the Phase 3 trial.

General and administrative expense in 2005 was $3,565,000, an increase of $340,000 or 11% from $3,225,000 in 2004. General and administrative expense in the fourth quarter of 2005 was $1,025,000, an increase of $260,000 or 34% from $765,000 in the fourth quarter of 2004. Each of these increases was due mainly to the expenses associated with the Company's financing activities.

The loss from continuing operations in 2005 was $8,183,000, compared with $9,092,000 in 2004. The loss from continuing operations in the fourth quarter of 2005 was $2,606,000, compared with $2,263,000 in the fourth quarter of 2004. The net loss in 2005 was $8,210,000 or $0.33 per share, compared with $9,221,000 or $0.40 per share in 2004. The net loss in the fourth quarter of 2005 was $2,603,000 or $0.10 per share, compared with $2,257,000 or $0.09 per share in the fourth quarter of 2004.

APF530 Clinical Update
----------------------
APF530, which contains the anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer(TM) bioerodible drug delivery system, is being developed for the prevention of both acute and delayed CINV in patients receiving either moderately or highly emetogenic chemotherapy. Following the end of Phase 2 meeting held with the FDA, the Company submitted a protocol to the Agency in order to initiate a single pivotal Phase 3 clinical trial, which will compare the safety and efficacy of APF530 with palonosetron, currently marketed under the brand ALOXI(R).

The proposed Phase 3 pivotal trial protocol design includes approximately 1,200 patients comprised of two groups, including roughly equal numbers of those receiving either moderately or highly emetogenic chemotherapeutic agents. In each group, there will be three arms of approximately 200 patients each, treated with APF530 containing 5 milligrams or 10 milligrams of granisetron, which will be compared with the currently approved dose of palonosetron. The study's primary endpoint is to establish the efficacy of APF530 for the prevention of acute onset (first 24 hours) and delayed onset (4-5 days) CINV in patients receiving either moderately or highly emetogenic chemotherapy. No other 5HT3 antagonist is currently approved for the prevention of both acute and delayed CINV for both moderately and highly emetogenic chemotherapy.

An evaluation of clinical sites that will participate in the study has been initiated. Enrollment of patients is expected to commence in April once final ratification is received from the FDA on the pivotal trial protocol, and is expected to take approximately eight to nine months.

If the pivotal trial of APF530 successfully meets its clinical endpoints, the Company plans to submit a New Drug Application (NDA) with the FDA under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act.

Conference Call
---------------
Management will be hosting an investment community conference call beginning at 11:00 a.m. Eastern time (8:00 a.m. Pacific time) today to discuss the financial results, provide a business update and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S., or (706) 634-1287 for international callers. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S., or (706) 645-9291 for international callers, and entering reservation number 6187384.

Individuals interested in listening to the conference call via the Internet may do so by visiting www.appharma.com. A replay will be available on the Company's Web site for 30 days.

About A.P. Pharma
-----------------
A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include anti-nausea, pain management and DNA/RNAI applications. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------
Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, satisfactory completion of clinical studies, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                          Company Contact:
----------------------------                          ----------------
Lippert/Heilshorn & Associates                         Gordon Sangster
Zachary Bryant (zbryant@lhai.com)              Chief Financial Officer
Don Markley (dmarkley@lhai.com)                         (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100
                       (Financial tables follow)


                           A.P. PHARMA, INC.
                        Statement of Operations Highlights
                       (in thousands, except per share data)
                                    (Unaudited)

                                      Three Months Ended           Year Ended
                                         December 31,              December 31,
                                       2005         2004         2005      2004(1)
                                       ----         ----         ----      -------
Royalties                           $ 1,444      $ 1,457      $ 5,247     $ 4,972
Contract Revenues                         0           25          144         432
                                     ------       ------       ------      ------
    Total Revenues                    1,444        1,482        5,391       5,404

Operating Expenses:
  Research & Development              3,094        3,055       10,299      11,495
  General & Administrative            1,025          765        3,565       3,225
                                     ------       ------       ------      ------

    Total Operating Expenses          4,119        3,820       13,864      14,720

Operating Loss                       (2,675)      (2,338)      (8,473)     (9,316)

Interest and Other, Net                  69           75          290         224
                                     ------       ------       ------      ------

Loss from Continuing Operations      (2,606)      (2,263)      (8,183)     (9,092)

Gain (Loss) on Disposition of
 Discontinued Operations                  3            6          (27)       (129)
                                     ------       ------       ------      ------

Net Loss                            $(2,603)     $(2,257)     $(8,210)    $(9,221)
                                     ======       ======       ======      ======

Basic and Diluted Loss Per Share:
  Loss from Continuing Operations   $ (0.10)     $ (0.09)     $ (0.33)    $ (0.40)
                                     ======       ======       ======      ======

  Net Loss                          $ (0.10)     $ (0.09)     $ (0.33)    $ (0.40)
                                     ======       ======       ======      ======

Shares Used in Calculating Loss
 Per Share:
  Basic and Diluted                  25,157       25,000       25,118      22,909
                                     ======       ======       ======      ======


                                 A.P. PHARMA, INC.
                             Balance Sheet Highlights
                                  (in thousands)

                                                December 31,          December 31,
                                                   2005                  2004(1)
                                                ------------          ------------
Assets

Cash, Cash Equivalents and
 Marketable Securities                          $ 5,809               $13,596
Accounts Receivable, Net                          1,519                 1,506
Other Current Assets                                320                   394
                                                 ------                ------

Total Current Assets                              7,648                15,496

Property & Equipment, Net                         1,164                 1,235
Other Non-Current Assets                            157                   283
                                                 ------                ------
Total Assets                                    $ 8,969               $17,014
                                                 ======                ======

Liabilities and Stockholders' Equity

Current Liabilities                             $ 2,766               $ 2,860
Stockholders' Equity                              6,203                14,154
                                                 ------                ------

Total Liabilities and Stockholders' Equity      $ 8,969               $17,014
                                                 ======               =======

(1) Derived from our audited financial statements for the year ended December 31, 2004 included in the Company's 2004 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

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